FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Resolutions of Telefonica Móviles Delegate Committee on the proposed merger TEF-TEM	4

Telefónica, S.A., in compliance with the provisions in Article 82 of Securities Market Law 24/1988 and companion provisions, hereby reports that on March 17, its subsidiary Telefónica Móviles ("TEM") received a letter setting forth a proposed merger by Telefónica, S.A. ("TEF") in the terms revealed by TEF on the previous day by way of a Relevant Fact.

Notice is hereby given in this respect that the Delegate Committee (Comisión Delegada) of TEM, adopted, among others, the following resolutions:

    To commence a period of strategic, financial and legal analysis of the proposed transaction from the standpoint of the corporate interests of TEM and, as the case may be, for negotiation of the economic and legal terms of the merger.

    To place on record that the nominee directors at the Company, namely, Mr. Corominas Vila, Mr. Lada Díaz, Mr. Álvarez-Pallete López, Mr. Carpio García, Mr. Goyenechea Fuentes, Mr. Massanell Lavilla, Mr. Burillo Azcarraga and Mr. Almansa Moreno-Barreda, have a conflict of interest regarding the merger transaction mentioned above and, therefore, they shall not take part in any analysis and decision-making related to the above-mentioned transaction, either by the Board of Directors or the Delegate Committee. Mr. Viana Baptista, for his part, as the Company's chief executive, has stated his decision to support and actively cooperate with the independent Directors in their work and discussions even though, in order to avoid any type of potential conflict of interest, or merely the appearance of such, he will not to take part in the vote on the proposed merger, without prejudice to his potentially adhering to the decisions adopted by the independent directors on the merger.

    To set up an ad hoc committee (the "Merger Committee"), that will be fostered and supported by Mr. Viana-Baptista, composed exclusively of TEM independent directors, responsible for managing and leading the analysis and negotiation work, the discussions on the proposed merger transaction, and for submitting to the Audit and Control Committee (Comisión de Auditoría y Control), to the Delegate Committee or to the Board of Directors, as appropriate, the proposed decisions that it deems necessary or desirable.

    To call a meeting of the Board of Directors for March 29, 2006 in order for it, with the sole intervention of the independent directors and the adherence, should it be the case, of Mr. Viana Baptista, to discuss and adopt the decisions it deems fit regarding the merger, without prejudice to the previous work carried out and meetings held in this respect.

It is hereby placed on record that the foregoing resolutions were adopted with the affirmative vote of all of the independent directors who are members of the Delegate Committee, namely, Mr. Más Millet, Mr. Canalejo Larrainzar, Mr. Merry del Val Gracie and Mr. Echenique Landiribar, and that Mr. Viana Baptista adhered to the decision of the independent directors, although Mr. Corominas Vila, Mr. Álvarez Pallete, Mr. Almansa Moreno-Barreda and Mr. Lada Díaz were absent from the discussions and vote on the same, since, as mentioned above, they have a conflict of interest arising from the fact that they are nominee directors appointed at the request of TEF.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	March 23rd, 2006	By:	/s/ Ramiro Sánchez de Lerín García- Ovies
			Name:	Ramiro Sánchez de Lerín García- Ovies
			Title:	General Secretary and Secretary to the Board of Directors